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                                                                    EXHIBIT 4(e)

                              NOREX AMERICA, INC.
                               P. O. Box HM 429
                            Hamilton, HMBX, Bermuda

                                 March 7, 1995

Zapata Corporation
Attention: Chief Financial Officer
One Riverway, Suite 2200
777 South Post Oak Lane
Houston, Texas 77056

   Re: $17,500,000 Aggregate Principal Amount 8.5% Unsecured Exchangeable Notes Due 1996 of Zapata Corporation

Gentlemen:

  The purpose of this letter is to reflect the terms of the consent by Norex America, Inc. ("Norex"), as holder of all of the above outstanding Notes (the "Notes"), (i) as to certain prepayments which may be made on the Notes by Zapata Corporation (the "Company") using proceeds from the sale by the Company of the 673,077 shares of TDW Stock (as defined in the Notes) which the Company is currently prohibited from selling pursuant to Section 4.B. of the Notes (the "Restricted Shares") and (ii) as to a cash tender offer to be made by the Company to all common stockholders of the Company.

Prepayments on the Notes

  Notwithstanding the provisions of Section 4.B. and Section 6 of the Notes, Norex agrees that the Company may, from time to time, sell Restricted Shares to parties who are not affiliated with either the Company or any officer, director or principal stockholder of the Company at prices equal to their fair market value at the respective times of such sales, provided that the net proceeds from such sales are paid by the purchasers, of such Restricted Shares directly to Norex or Norex's designee in accordance with the payment instructions issued by Norex to the Company with respect to the Notes in effect at the respective times of such sales. In addition, the broker handling each such sale shall be instructed to deliver to Norex or Norex's designee a copy of the confirmation of the trade showing the net proceeds payable therefrom.


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  Each such payment of net proceeds from the sale of Restricted Shares shall be deemed to be a prepayment of a like amount of principal under the Notes and shall be allocated pro rata between the two outstanding Notes. Quarterly interest payments on the Notes shall be adjusted to reflect such prepayments of principal and the timing thereof.

  All sales of Restricted Shares by the Company, as described above, must be made in arms-length transactions, and under no circumstances may the Company or any officer, director or principal stockholder of the Company acquire, directly or indirectly, any payment, right to purchase or any other right related to any Restricted Shares in connection with any such sale thereof. Any sale of Restricted Shares by the Company which is not made in compliance with all of the terms described in this letter (including the payment of proceeds from such sales directly to Norex), shall be deemed to be an "Event of Default" under the Second Amended and Restated Master Restructuring Agreement dated as of April
16, 1993, as amended between the Company and Norex Drilling Ltd (the "MRA").

  Notwithstanding anything to the contrary herein, the requirements of the second and fourth paragraphs of this letter prohibiting participation in any purchases of Restricted Shares by the Company or any officer, director or principal stockholder thereof shall be deemed satisfied if neither the Company nor any such officer, director or principal stockholder (other than Norex and its affiliates, including Kristian Siem) has knowledge of any such participation, and the requirement of the second paragraph of this letter that sales be made at fair market value shall be deemed satisfied if such sales are made in customary market transactions to or through a broker or dealer.

  The number of shares of TDW Stock which may be acquired by Norex pursuant to
Section 4.A of the Notes shall be reduced from time to time by the corresponding number of Restricted Shares which are sold by the Company in compliance with the terms described in this letter. Following the sale by the Company of all of the Restricted Shares in compliance with the terms described in this letter, Section 4 of the Notes shall be deemed to be deleted.

Cash Tender Offer

  Norex, as holder of all the outstanding Notes, hereby waives any breach by the Company of the covenant set forth in Section 8.1(c) of the MRA resulting from a single cash tender offer made by the Company to all of its stockholders for the purchase of up to 15,000,000 shares of Common Stock at a purchase price of not less than $4.00 per share, which offer shall be completed prior to April 30, 1995. If, as a result of the completion of such cash tender offer, the Company's Consolidated Tangible Net Worth (as defined in the MRA) falls below $100,000,000, Section 8.1(c) of the MRA shall thereupon be deemed to be amended to read in its entirety as follows:

       (c) Consolidated Tangible Net Worth. At any time permit Consolidated Tangible Net Worth to be less than $75,000,000.

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  Except as set forth herein, the terms and provisions of the Notes and the MRA shall remain unchanged and in full force and effect. Please signify your agreement with the foregoing by executing a copy of this letter in the space below and returning the executed copy to Norex.

                                         Very truly yours,

                                         NOREX AMERICA, INC.

                                         By /s/ Frank Capstick
                                           -----------------------------
                                           Frank Capstick
                                           President

AGREED TO THIS
7th DAY OF MARCH, 1995

ZAPATA CORPORATION

BY (SIGNATURE APPEARS HERE)
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